U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                  BROMWELL FINANCIAL FUND, LIMITED PARTNERSHIP

                          SEC FILE NUMBER 333-85755

                            CUSIP NUMBER

(Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

     For Period Ended:  September 30, 1999
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     [ ] Money Market Fund Rule 30b3-1 Filing

     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                                     Part I

                  BROMWELL FINANCIAL FUND, LIMITED PARTNERSHIP
                            Full Name of Registrant

                           Former Name, if Applicable

                          c/o Corporate Systems Inc.
                           101 North Fairfield Drive
                               Dover, DE 19901
        Address of Principal Executive Office, City, State and Zip Code

                                    Part II

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the tenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the tenth calendar day following the prescribed due date; and

                                    Part III

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

For reasons unrelated to the Registrant, the auditors were unable to audit the financial statements of the Registrant in sufficient time for its 10-Q to be timely filed. Additional time is required to permit the auditors to complete their audit.

                                    Part IV

(1) Name and telephone number of person to contact in regard to this notification

William S. Scott, Esq.             (954)                 964-1546
   (Name)                       (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bromwell Financial Fund, Limited Partnership has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 12, 1999

By:    BELMONT CAPITAL MANAGEMENT, INC.

/s/ Shira Del Pacult
Shira Del Pacult, President and Treasurer